EXHIBIT 99.1

NewsRelease

TC Energy releases 2021 Report on Sustainability
and GHG Emissions Reduction Plan

New ESG targets and emissions reduction strategies

•Positions to achieve zero emissions from operations, on a net basis, by 2050
•Sets 30 per cent reduction target in greenhouse gas (GHG) emissions intensity by 2030
•Advances commitment to Indigenous peoples outlined in the Reconciliation Action Plan

CALGARY, Alberta – Oct. 26, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced today the release of its 2021 Report on Sustainability, ESG Data Sheet and GHG Emissions Reduction Plan. Together, these reports provide a comprehensive overview of the Company’s environmental, social and governance (ESG) targets and performance metrics. In addition, these reports highlight TC Energy’s increasing transparency on sustainability matters and the Company’s focus on, and accountability for, achieving meaningful and measurable results.

“These reports illustrate our continued commitment and contributions to creating a more sustainable and inclusive world as we participate in the energy transition,” said François Poirier, TC Energy’s President and Chief Executive Officer. “We will continue to progress the sustainability issues that matter most to us and our stakeholders, including reducing our greenhouse gas emissions intensity, committing to actions to advance reconciliation, and developing innovative energy solutions for the future.”

The 2021 Report on Sustainability and ESG Data Sheet expand on the 10 foundational sustainability commitments established in 2020 and now include 32 specific and measurable targets across all these commitments. These targets showcase the Company’s continuous improvement and establish benchmarks to measure future sustainability progress. The new GHG Emissions Reduction Plan provides additional transparency, sharing five key focus areas and a roadmap to achieve net zero by 2050. These reports highlight how TC Energy continues to meet growing demand for clean, affordable energy with a focus on protecting our planet, empowering people, and creating shared prosperity.

2021 ESG target highlights:
•Announcing new targets to reduce GHG emissions intensity from our operations by 30 per cent by 2030 and position to achieve net zero emissions from our operations by 2050.
•Advancing our commitment to Indigenous peoples as part of the Reconciliation Action Plan with a focus on Indigenous representation and education; and
•Expanding our safety program to include advancements in targets for mental health and psychological health and safety.

“We have a direct and vital role to play in delivering a shared energy future that is more equitable, just and ultimately sustainable,” said Poirier. “This requires continued collaboration with stakeholders, challenging the status quo and pushing the boundaries on innovative thinking to be positive agents of change in society.”

EXHIBIT 99.1
TC Energy’s 2021 Report on Sustainability and ESG Data Sheet were prepared in alignment with the United Nations Sustainable Development Goals (SDGs), the Sustainability Accounting Standards Board (SASB) Oil and Gas—Midstream and the Task Force on Climate-related Financial Disclosures (TCFD).

Electronic versions of the reports are available at:
•https://www.tcenergy.com/reportonsustainability
•www.tcenergy.com/netzero

About TC Energy
We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, innovation, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522